FIDELITY (LOGO) INVESTMENTS(registered trademark)   FMR Corp.
                                                    82 Devonshire Street
                                                    Boston MA  02109-3614
                                                    617 563 7000

     March 31, 1997
Securities and Exchange Commission
Judiciary Plaza, Room 5159
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn: Mr. Michael J. Shaffer

Re: Daily Tax Exempt Money Fund (the Trust)
 File Nos. 2-78458 and 811-3518
 Request for Withdrawal of Filing
Dear Mr. Shaffer:
As Secretary and Agent for Service of the above Trust, the undersigned hereby requests consent, pursuant to Rule 477 under the Securities Act of 1933, to withdraw the 485APOS filing with Accession Number:
0000028540-97-000050 from the above Registrant. This filing was inadvertently transmitted using the incorrect EDGAR Access Codes and File Number.
The filing was correctly resubmitted and accepted by the EDGAR System on March 31, 1997 under Daily Money Fund: Accession Number:
0000028540-97-000056.

    Very truly yours,



    /s/ Arthur S. Loring
        Arthur S. Loring
    Secretary and Agent for Service